Registration No. 333-123311

Issuer Free Writing Prospectus

Filed pursuant to Rule 433

OFFERING SUMMARY

Relating to the Preliminary Prospectus Supplement

Dated November 1, 2006 (subject to completion)

Wachovia Corporation Medium-Term Notes, Series G

Principal Protected Securities

Linked to a Basket of Asian Currencies due •, 2008

Issuer:	Wachovia Corporation
Expected Pricing Date:	•, 2006
Expected Settlement Date:	•, 2006
Maturity Date:	•, 2008
Principal Amount:	Each note will have a principal amount of $10. Each note will be offered at an initial public offering price of $10.
Interest:	Wachovia will not pay you interest during the term of the notes.
Market Measure:

The return on the notes, in excess of the principal amount, is linked to the performance of an equally-weighted basket (the “basket”) of the following six currencies relative to the U.S. Dollar: the Japanese Yen, the Chinese Renminbi (Yuan), the Singapore Dollar, the Indonesian Rupiah, the Philippine Peso and the Indian Rupee (each, a “basket currency”, and collectively, the “basket currencies”).

Payment at Maturity:

At maturity, for each note you own, you will receive a cash payment equal to the sum of $10 and the basket performance amount. The basket performance amount per note will equal the greater of (i) $0, and (ii) the product of the principal amount of the note and the average currency appreciation. The average currency appreciation will equal the arithmetic mean of the percentage change in the value of the exchange rate of each basket currency relative to the U.S. Dollar. If the average currency appreciation is greater than zero, then the average currency appreciation used in calculating the basket performance amount will in no event be less than •% (to be determined on the pricing date) (the “minimum average currency appreciation”). If the average currency appreciation is less than or equal to zero, the basket performance amount will be $0, and the maturity payment amount will be $10.

Principal Protection:	The notes are fully principal protected and will pay 100% of the principal amount of your notes at maturity, subject to Wachovia’s ability to its obligations.
Listing:

Wachovia has applied to list the notes on the American Stock Exchange under the symbol “AWO”. If Wachovia is unable to list the notes on the American Stock Exchange, the notes will not be listed or displayed on any other securities exchange, the Nasdaq National Market or any electronic communications network.

CUSIP Number:	929903490

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or and dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-704-715-8400 (toll call) and asking for Structured Notes.

Principal Protected Notes Linked to a Basket of Asian Currencies due •, 2008

This offering summary represents a summary of the terms and conditions of the Principal Protected Notes Linked to a Basket of Asian Currencies due •, 2008. We encourage you to read the preliminary prospectus supplement and its accompanying prospectus to help you understand the Principal Protected Notes and this offering.

Key Characteristics of the Principal Protected Notes Linked to a Basket of Asian Currencies due •, 2008

The Principal Protected Notes are unsecured senior debt obligations of Wachovia Corporation, the return on which is linked to the performance of the basket.

Upside Participation

If the average currency appreciation is greater than zero, you will receive a cash payment equal to the principal amount of the security plus an amount equal to the product of $10 and the average currency appreciation. If the average currency appreciation is greater than zero, then the average currency appreciation used to calculate the basket performance amount and your payment at maturity will in no event be less than •% (to be determined on the pricing date).

Principal Protection

The Principal Protected Notes are fully principal protected. If the average currency appreciation is less or equal to zero, your payment at maturity will be equal to your principal amount.

No Periodic Interest Payments

The Principal Protected Notes do not bear periodic interest. You are not entitled to any periodic payment in respect of the performance of the basket.

Considerations for Investors

Who should consider an investment in the notes?

Investors who are willing to hold the notes to maturity; who seek an investment with a return linked to the basket currency exchange rates and who believe that the basket currency exchange rates, when averaged together, will decrease over the term of the notes (i.e., that over the term of the notes, when averaged together, fewer units of the basket currencies will be needed to buy a given amount of U.S. Dollars and the basket currencies will, when averaged together, appreciate in value against the U.S. Dollar); and who seek to protect their investment by receiving at least 100% of the principal amount of their investment at maturity.

Who should not consider an investment in the notes?

The notes are not designed for, and may not be a suitable investment for, investors who are unable or unwilling to hold the notes to maturity; who require an investment that yields regular returns; who believe that the basket currency exchange rates, when averaged together, are likely to increase or remain unchanged over the term of the notes (i.e., that over the term of the notes, when averaged together, more or the same number of units of the basket currencies will be needed to buy a given amount of U.S. Dollars and the basket currencies will, when averaged together, depreciate or remain unchanged in value against the U.S. Dollar); or who seek a more aggressive leveraged investment with exposure to both the full upside performance as well as the full downside performance risk of the basket currency exchange rates.

Risk Factors

Yield may be lower. The yield that you will receive on your notes, which could be zero, may be less than the return you could earn on other investments. Even if your yield is positive, your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of Wachovia with the same maturity date.

There may not be an active trading market. We have applied to list the notes on the American Stock Exchange under the symbol “AWO”. We cannot predict whether or when the American Stock Exchange will approve our application or whether this offering will satisfy the listing criteria of the American Stock Exchange. If we are unable to list the notes on the American Stock Exchange, the notes will not be listed or displayed on any other securities exchange, the Nasdaq National Market or any electronic communications network. You should be aware that even if the notes are listed on the American Stock Exchange, a liquid trading market will not necessarily develop for the notes. The development of a trading market for the notes will depend on our financial performance and other factors such as the increase, if any, in the value of the basket. Even if a secondary market for the notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial. If you sell your notes before maturity, you may have to do so at a discount from the initial public offering price, and, as a result, you may suffer substantial losses.

A sale prior to maturity may generate a loss. The market price of the notes at any given time may be affected by many factors, including, among other things, the performance of the basket, market views on Wachovia Corporation’s ability to pay its debt obligations, current interest rates. If you do not hold your securities until maturity, the market price may be less than the maturity payment on the securities, and you may experience a loss.

Currency exchange risk. The basket currency exchange rates are a result of the supply of and demand for each currency, and changes in foreign exchange rates may result from the interactions of many factors including economic, financial, social and political conditions in the United States, Japan, China, Singapore, Indonesia, the Philippines and India. These conditions include, for example, the overall growth and performance of the economies of the United States, Japan, China, Singapore, Indonesia, the Philippines and India; the trade and current account balances between the U.S. on the one hand and Japan, China, Singapore, Indonesia, the Philippines and India on the other; the financing and capital account balances between the U.S. on the one hand Japan, China, Singapore, Indonesia, the Philippines and India on the other; market interventions by the Federal Reserve Board or the respective governmental and banking authorities responsible for setting foreign exchange policies in Japan, China, Singapore, Indonesia, the Philippines and India; inflation, interest rate levels, the performance of stock markets, and the stability of the governments and banking systems in the United States, Japan, China, Singapore, Indonesia, the Philippines and India; wars that any of the United States, Japan, China, Singapore, Indonesia, the Philippines and India are directly or indirectly involved in or wars that occur anywhere in the world; major natural disasters in the United States, Japan, China, Singapore, Indonesia, the Philippines and India; and other foreseeable and unforeseeable events.

Non-U.S. and emerging markets risks. Exchange rates of the currencies of most economically developed nations and of many other nations, including Japan, Singapore, Indonesia, the Philippines and India, are “floating,” meaning they are permitted to fluctuate in value relative to the U.S. Dollar. However, governments of many nations, from time to time, do not allow their currencies to float freely in response to economic forces. Governments, including the governments of Japan, Singapore, Indonesia, the Philippines and India, use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Governments may also issue a new currency to replace an existing currency or alter its exchange rate or relative exchange characteristics by devaluing or revaluing the currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amounts payable could be affected by the actions of the governments of Japan, Singapore, Indonesia, the Philippines and India that could change or interfere with currency valuations that are currently determined primarily by the markets, by fluctuations in response to other market forces, and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes if exchange rates become fixed, if there is any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, if there is an issuance of a replacement currency, or if other developments affect any or all of the basket currencies, the U.S. Dollar, or any other currency.

Potential conflicts of interest. Wachovia or its affiliates may presently or from time to time engage in trading activities related to the basket currencies and the U.S. Dollar that are not for the account of holders of the notes or on their behalf. These trading activities may represent a conflict between holders’ interest in the notes and the interests Wachovia and its affiliates will have in their proprietary accounts, in facilitating transactions for their customers and in accounts under their management. In addition, Wachovia or one or more of our affiliates has published and may in the future publish research on foreign exchange markets, exchange rates and other matters that may have an influence on currency exchange rates. This research may be modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. This research should not be viewed as a recommendation or endorsement of the notes in any way, and investors must make their own independent investigation of the merits of this investment. Furthermore, the inclusion of commissions and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices.

Certain Tax Considerations

The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. All individuals who are considering an investment in the notes should read in its entirety the section entitled “Supplemental Tax Considerations” in the Preliminary Prospectus Supplement.

Historical Information About the Basket Currencies

We have obtained all information concerning historical levels of the basket currencies from publicly available sources (typically Bloomberg), without verification of its accuracy. We make no representation or warranty as to the accuracy or completeness of any of the information concerning the component indices.

The following table sets forth the published high and low levels in the interbank market of the each of the basket currency exchange rates in each calendar quarter from January 1, 2003 through September 30, 2006 and the period from October 1, 2006 to October 31, 2006. On October 31, 2006 the Japanese Yen/U.S. Dollar exchange rate was 116.9800, the Chinese Renminbi (Yuan)/U.S. Dollar exchange rate was 7.8790, the Singapore Dollar/U.S. Dollar exchange rate was 1.5564, the Indonesian Rupiah/U.S. Dollar exchange rate was 9094.0000, the Philippine Peso/U.S. Dollar exchange rate was 49.7700, and the Indian Rupee/U.S. Dollar exchange rate was 45.0275. This historical data on the basket currencies is not indicative of the future levels of the basket currencies or what the market value of the notes may be. Any historical upward or downward trend in the levels of the basket currencies is more or less likely to increase or decrease at any time during the term of the notes.

Quarterly High, Low and Close of the Japanese Yen/U.S. Dollar Exchange Rate

Quarter-Start Date	Quarter-End Date	High	Low	Quarter-End Close
01/1/2003	03/31/2003	121.6900	116.8400	118.0900
04/1/2003	06/30/2003	120.5500	116.0800	119.8000
07/1/2003	09/30/2003	120.5500	110.7800	111.4900
10/1/2003	12/31/2003	110.9900	106.9700	107.2200

01/1/2004	03/31/2004	112.0400	104.2200	104.2200
04/1/2004	06/30/2004	114.5100	103.6800	108.7700
07/1/2004	09/30/2004	111.9900	108.1900	110.0500
10/1/2004	12/31/2004	111.3500	102.0800	102.6300

01/1/2005	03/31/2005	107.5700	102.0500	107.1500
04/1/2005	06/30/2005	110.9200	104.4600	110.9200
07/1/2005	09/30/2005	113.5100	109.1600	113.5100
10/1/2005	12/31/2005	121.0400	113.3000	117.7500

01/1/2006	03/31/2006	119.0400	114.1500	117.7800
04/1/2006	06/30/2006	118.6900	109.7600	114.4200
07/1/2006	09/30/2006	118.1800	114.0400	118.1800
10/1/2006	10/31/2006	119.7800	116.9800	116.9800

Quarterly High, Low and Close of the Chinese Renminbi/U.S. Dollar Exchange Rate

Quarter-Start Date	Quarter-End Date	High	Low	Quarter-End Close
01/1/2003	03/31/2003	8.2778	8.2766	8.2774
04/1/2003	06/30/2003	8.2775	8.2768	8.2775
07/1/2003	09/30/2003	8.2776	8.2766	8.2770
10/1/2003	12/31/2003	8.2772	8.2765	8.2767

01/1/2004	03/31/2004	8.2775	8.2766	8.2770
04/1/2004	06/30/2004	8.2773	8.2765	8.2766
07/1/2004	09/30/2004	8.2771	8.2765	8.2765
10/1/2004	12/31/2004	8.2768	8.2763	8.2765

01/1/2005	03/31/2005	8.2766	8.2763	8.2764
04/1/2005	06/30/2005	8.2767	8.2763	8.2764
07/1/2005	09/30/2005	8.2765	8.0871	8.0920
10/1/2005	12/31/2005	8.0920	8.0702	8.0702

01/1/2006	03/31/2006	8.0702	8.0172	8.0172
04/1/2006	06/30/2006	8.0265	7.9943	7.9943
07/1/2006	09/30/2006	8.0048	7.8965	7.9041
10/1/2006	10/31/2006	7.9149	7.8738	7.8790

Quarterly High, Low and Close of the Singapore Dollar/U.S. Dollar Exchange Rate

Quarter-Start Date	Quarter-End Date	High	Low	Quarter-End Close
01/1/2003	03/31/2003	1.7720	1.7246	1.7641
04/1/2003	06/30/2003	1.7836	1.7175	1.7610
07/1/2003	09/30/2003	1.7644	1.7271	1.7277
10/1/2003	12/31/2003	1.7466	1.6995	1.6995

01/1/2004	03/31/2004	1.7161	1.6716	1.6748
04/1/2004	06/30/2004	1.7272	1.6664	1.7177
07/1/2004	09/30/2004	1.7277	1.6840	1.6840
10/1/2004	12/31/2004	1.6914	1.6314	1.6317

01/1/2005	03/31/2005	1.6525	1.6191	1.6506
04/1/2005	06/30/2005	1.6859	1.6346	1.6856
07/1/2005	09/30/2005	1.7005	1.6464	1.6920
10/1/2005	12/31/2005	1.7060	1.6620	1.6630

01/1/2006	03/31/2006	1.6605	1.6140	1.6156
04/1/2006	06/30/2006	1.6157	1.5608	1.5828
07/1/2006	09/30/2006	1.5943	1.5672	1.5880
10/1/2006	10/31/2006	1.5908	1.5564	1.5564

Quarterly High, Low and Close of the Indonesian Rupiah/U.S. Dollar Exchange Rate

Quarter-Start Date	Quarter-End Date	High	Low	Quarter-End Close
01/1/2003	03/31/2003	9,088.0000	8,830.0000	8,902.0000
04/1/2003	06/30/2003	8,899.0000	8,175.0000	8,275.0000
07/1/2003	09/30/2003	8,625.0000	8,177.0000	8,395.0000
10/1/2003	12/31/2003	8,580.0000	8,362.0000	8,420.0000

01/1/2004	03/31/2004	8,663.0000	8,317.0000	8,564.0000
04/1/2004	06/30/2004	9,440.0000	8,573.0000	9,400.0000
07/1/2004	09/30/2004	9,370.0000	8,800.0000	9,155.0000
10/1/2004	12/31/2004	9,320.0000	8,938.0000	9,270.0000

01/1/2005	03/31/2005	9,515.0000	9,135.0000	9,465.0000
04/1/2005	06/30/2005	9,760.0000	9,430.0000	9,760.0000
07/1/2005	09/30/2005	10,775.0000	9,725.0000	10,300.0000
10/1/2005	12/31/2005	10,303.0000	9,685.0000	9,830.0000

01/1/2006	03/31/2006	9,815.0000	9,045.0000	9,070.0000
04/1/2006	06/30/2006	9,495.0000	8,703.0000	9,263.0000
07/1/2006	09/30/2006	9,295.0000	9,045.0000	9,223.0000
10/1/2006	10/31/2006	9,228.0000	9,094.0000	9,094.0000

Quarterly High, Low and Close of the Philippine Peso/U.S. Dollar Exchange Rate

Quarter-Start Date	Quarter-End Date	High	Low	Quarter-End Close
01/1/2003	03/31/2003	55.1000	53.2800	53.5250
04/1/2003	06/30/2003	53.6450	52.0600	53.4800
07/1/2003	09/30/2003	55.4750	53.3250	54.8750
10/1/2003	12/31/2003	55.7250	54.5700	55.5400

01/1/2004	03/31/2004	56.4600	55.1750	56.1950
04/1/2004	06/30/2004	56.4300	55.4600	56.1200
07/1/2004	09/30/2004	56.4500	55.6600	56.2800
10/1/2004	12/31/2004	56.4550	56.0250	56.2300

01/1/2005	03/31/2005	56.2600	53.9750	54.8000
04/1/2005	06/30/2005	55.9750	53.9500	55.9750
07/1/2005	09/30/2005	56.3550	55.5500	56.0300
10/1/2005	12/31/2005	55.9750	52.9950	53.0850

01/1/2006	03/31/2006	52.8500	51.0150	51.0550
04/1/2006	06/30/2006	53.5200	50.9700	53.1350
07/1/2006	09/30/2006	52.9800	50.0800	50.2500
10/1/2006	10/31/2006	50.1450	49.6900	49.7700

Quarterly High, Low and Close of the Indian Rupee/U.S. Dollar Exchange Rate

Quarter-Start Date	Quarter-End Date	High	Low	Quarter-End Close
01/1/2003	03/31/2003	48.0100	47.4700	47.4700
04/1/2003	06/30/2003	47.4675	46.4025	46.4875
07/1/2003	09/30/2003	46.4350	45.6950	45.7600
10/1/2003	12/31/2003	45.9250	45.2150	45.6250
01/1/2004	03/31/2004	45.6400	43.6000	43.6000
04/1/2004	06/30/2004	46.2500	43.5375	46.0600
07/1/2004	09/30/2004	46.4713	45.6650	45.9500
10/1/2004	12/31/2004	45.9000	43.4600	43.4600
01/1/2005	03/31/2005	43.9300	43.4200	43.7450
04/1/2005	06/30/2005	43.8300	43.2900	43.4850
07/1/2005	09/30/2005	44.1500	43.1750	44.0150
10/1/2005	12/31/2005	46.3100	44.1275	45.0500
01/1/2006	03/31/2006	45.0925	44.1175	44.6225
04/1/2006	06/30/2006	46.3900	44.6012	46.0400
07/1/2006	09/30/2006	46.9950	45.7700	45.9250
10/1/2006	10/31/2006	45.9715	44.9738	45.0275

Historical Closing Values of the Basket

The basket is not a recognized market index. The basket was created solely for purposes of the offering of the notes and will be calculated solely during the term of the securities. The basket does not reflect the performance of all major securities markets, and may not reflect actual global market performance. The historical closing values of the basket, as calculated solely for the purposes of the offering of the notes, fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing values of the basket during any period shown below is not an indication that the annual percentage change in the value of the basket is more likely to be positive or negative during the term of the notes. The historical values do not give an indication of future values of the basket. We cannot make any assurance that the future values of the basket, or the future values of the basket currencies will result in holders of the notes receiving a maturity payment amount greater than the principal amount of their notes on the maturity date. We do not make any representation to you as to the performance of the basket or the basket currencies. We obtained the closing values of the basket currencies used to calculate the historical values of the basket from Bloomberg Financial Markets, without independent verification. The actual values of the basket currencies and the basket at or near the valuation date may bear little relation to the historical values shown below.

The following graph depicts the historical performance of the basket as it would have occurred from January 1, 2000 to October 31, 2006, as though the basket had been in existence since January 1, 2000 with a starting level of $10 and initial basket currency exchange rates for the basket currencies determined as of that date. An increase in the level of the basket corresponds to a decrease in the basket currency exchange rates, and a decrease in the level of the basket corresponds to an increase in the basket currency exchange rates. Any historical upward or downward trend in the level of the basket during any period shown below is not an indication that the level of the basket is more or less likely to increase or decrease at any time during the term of the notes. The historical values of the basket do not give any indication of the future performance of the basket and Wachovia cannot make any assurance regarding the future performance of the basket.

THIS OFFERING SUMMARY SUMMARIZES AND CONDENSES THE PRELIMINARY PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. YOU SHOULD NOT RELY ON THIS OFFERING SUMMARY TO MAKE AN INVESTMENT DECISION AND SHOULD READ THE PROSPECTUS AND THE PRELIMINARY PROSPECTUS SUPPLEMENT IN THEIR ENTIRETY BEFORE MAKING AN INVESTMENT DECISION.